20160006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2016

Christina Y. Lai
Applied Materials, Inc.
christina_lai@amat.com

Re: Applied Materials, Inc.
Incoming letter dated November 7, 2016

Dear Ms. Lai:

This is in response to your letter dated November 7, 2016 concerning the shareholder proposal submitted to Applied Materials by Jing Zhao. We also have received a letter from the proponent dated November 10, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jing Zhao
FISMA & OMB Memorandum M-07-16

December 15, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Applied Materials, Inc.
Incoming letter dated November 7, 2016

The proposal recommends that the company improve the role and authority of the compensation committee to include multiple independent experts or sources to review and advise its executive compensation program philosophy.

There appears to be some basis for your view that Applied Materials may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Applied Materials' policies, practices and procedures compare favorably with the guidelines of the proposal and that Applied Materials has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Applied Materials omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Applied Materials relies.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

FISMA & OMB Memorandum M-07-16

November 10, 2016

Via email shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal for Inclusion in Applied Material Inc. Proxy Statement

Ladies and Gentlemen:

There is no need to use common reason to rebut the three excuses citing irrelevant cases for exclusion of my proposal in Applied Materials' November 7, 2016 letter to the SEC. However, to help the Company's Board not to repeat the same baseless statements against my proposal, I would like to point out:

[A] My proposal is neither inherently vague nor indefinite. For the purpose not to "micro-manage" the company business, the proposal does not redefine the commonly used English words "improve," "role and authority," and "independent experts or resources" so the Company retains the flexibility to implement the proposal.

On the Yahoo! Inc. case (avil. Mar. 26, 2008), Yahoo misled to the SEC to exclude my proposal of our Chinese human rights movement. Here are some recently published coverage regarding the Yahoo Human Rights Fund (YHRF) and Yahoo's agent Harry Wu against our Chinese human rights movement: 1, The Statement by Seven Former Chinese Political Prisoners Regarding the Death of Harry Wu and the Abuses of the Yahoo Human Rights Fund https://chinachange.org/2016/04/28/statement-by-seven-former-chinese-political-prisoners-regarding-the-death-of-harry-wu-and-the-abuses-of-the-yahoo-human-rights-fund/ (April 28, 2016): "of the approximately $14-15 million of the YHRF that has been spent from 2008 to 2015, only about $700,000 was used to provide humanitarian aid to Chinese dissidents." 2, The Complicated and Contradictory Legacy of Harry Wu https://foreignpolicy.com/2016/05/25/the-complicated-and-contradictory-life-of-harry-wu-china-yahoo/ (Foreign Policy Report May 25, 2016): "he was ready to break rules or even laws." 3, Champion of Human Rights in China Leaves a Tarnished Legacy http://www.nytimes.com/2016/08/14/us/champion-of-human-rights-in-china-leaves-a-tarnished-legacy.html (New York Times August 13, 2016): "He……spending more than $13 million of the Yahoo money to operate his own foundation." "In some years, financial disclosure forms show that the foundation spent less than 2 percent of annual disbursements on direct assistance to Chinese dissidents or their families; in recent years, such grants all but dried up."

The company ***can choose not*** to violate Delaware law to implement my proposal.

[B] My proposal's Supporting Statement is not materially misleading. It is not "spurious and born out of his [my] own personal views and biases." For example, Stanford Business School published "Americans and CEO Pay: 2016 Public Perception Survey on CEO Compensation" by Larcker, Donatiello and Tayan in February 2016 https://www.gsb.stanford.edu/faculty-research/publications/americans-ceo-pay-2016-public-perception-survey-ceo-compensation with the following conclusions: 1) CEOs are vastly overpaid, according to most Americans; 2) Most support drastic reductions.

[C] The Company has not substantially implemented my proposal. From the Company's attitude toward shareholder's suggestion ("spurious" and "biases"), it is clear that the Company hired only one single consulting firm to provide what the Company wanted to hear so to justify the increase of executive compensation.

Shareholders have the right to vote on this important policy issue. Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** .

Respectfully,

Jing Zhao

Jing Zhao

Cc: To-Anh Nguyen, To-Anh_Nguyen@amat.com

APPLIED MATERIALS.

3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

November 7, 2016

Via Electronic Mail to *shareholderproposals@sec.gov*

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

Re: Applied Materials, Inc.
Stockholder Proposal Submitted by Jing Zhao, Stockholder

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Applied Materials, Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement for its 2017 annual meeting of stockholders (the "**2017 Proxy Statement**") a stockholder proposal (the "**Proposal**") submitted by Jing Zhao (the "**Proponent**") under cover of letter dated June 9, 2016. A copy of the Proposal, together with the supporting statement included in the Proposal (the "**Supporting Statement**"), is attached hereto as **Exhibit A**.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2017 Proxy Statement pursuant to:

(i) Rule 14a-8(i)(3), because the Proposal is inherently vague and indefinite, and subject to multiple interpretations, such that stockholders voting on the Proposal would not know with any reasonable certainty exactly what actions or measures the Proposal requires;

(ii) Rule 14a-8(i)(3), because substantial portions of the Supporting Statement are materially misleading in violation of Rule 14a-9; and

(iii) Rule 14a-8(i)(10), because under certain interpretations of the Proposal, the Company has already substantially implemented the Proposal.

The Company expects to file its definitive 2017 Proxy Statement with the Commission on or about January 26, 2017, and this letter is being filed with the Commission no later than 80 calendar days before such date in accordance with Rule 14a-8(j). Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal from the 2017 Proxy Statement to be proper.

I. THE PROPOSAL

The resolution included in the Proposal provides as follows:

> Resolved: stockholders recommend that Applied Materials, Inc. (the Company) improve the role and authority of the Human Resources and Compensation Committee to include multiple independent experts or sources to review and advise our executive compensation program philosophy.

The Supporting Statement included in the Proposal is set forth in Exhibit A.

II. ANALYSIS

A. The Proposal May Be Omitted in its Entirety in Reliance on Rule 14a-8(i)(3), Because it is Inherently Vague and Indefinite, and Subject to Multiple Interpretations, such that Stockholders Voting on the Proposal Would Not Know with any Reasonable Certainty what Actions or Measures the Proposal Requires.

Rule 14a-8(i)(3) provides that if a stockholder proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, it may be omitted. Rule 14a-9, in turn, prohibits materially false or misleading statements in proxy materials. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite stockholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("**SLB 14B**"). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its stockholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). On numerous occasions, the Staff has permitted the exclusion of proposals under Rule 14a-8(i)(3) where the proposal was so inherently vague and indefinite that shareholders voting on it would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal was enacted. See *e.g., Walgreens Boots Alliance, Inc.* (avail. Oct. 7, 2016) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the board make a determination, before taking any action whose primary purpose is to prevent the "effectiveness of a shareholder vote," of whether there is a compelling "justification" for such action); *Alaska Air Group, Inc.* (avail. Mar. 10, 2016) (excluding a proposal under Rule 14a-8(i)(3) that would require the company's management to "strictly honor shareholders rights to disclosure identification and contact information to the fullest extent possible by technology" and "in all communication or reports to its shareholders...provide complete identification information on all consenting individuals or parties reported therein"); *The Dow Chemical Company* (avail. Feb. 4, 2013) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the company submit the "eBook Proposal" for a shareholder vote, along with other matters); *Yahoo! Inc.* (avail. Mar. 26, 2008) (excluding a proposal under Rule 14a-8(i)(3) requiring the board of directors to "establish a new policy of doing business in China"); *Bank of America Corp.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) requesting that the company "amend its GHG emissions policies"); *The Procter & Gamble Co.* (avail. Oct. 25, 2002) (excluding a proposal requesting the company establish a fund to "provide lawyer's, clerical help witness protection, and records protection and other appropriate help" for victims based on their status as stockholders of publicly owned companies); *Puget Energy, Inc.* (avail. May 7, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested a policy of "improved corporate governance").

In the context of stockholder proposals related to executive compensation matters, the Staff has also consistently permitted the exclusion of proposals when the proposals have failed to define certain terms necessary to implement them. For example, in *Boeing Co.* (Recon.) (Mar. 2, 2011), the Staff permitted the exclusion of a proposal that requested that Boeing negotiate with its senior executives to "relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See, *e.g., General Motors Corp.* (avail. Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (avail. Feb. 21, 2008) (proposal prohibiting certain compensation unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable under Rule 14a-8(i)(3)).

As identified below, several of the Proposal's key terms and phrases are so inherently vague and indefinite that neither stockholders nor the Company would be able to determine with any reasonable degree of certainty what actions or measures the Proposal would require. Similar to the proposals in *Walgreens*, *Alaska Air Group*, *Boeing* and *General Motors*, among others, the Proposal does not define or explain the meaning of any of these key terms, and the Supporting Statement provides little guidance on the Proposal's intended meaning or anticipated consequences. As a result, the Company and its stockholders could reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

1. The Proposal's Recommendation to "Improve" the "Role and Authority" of the Human Resources and Compensation Committee is Vague and Indefinite.

As in the *Puget Energy* and *Walgreens* proposals, where the proponents made general references to "improved corporate governance" and "not preventing the effectiveness of shareholder vote," respectively, the Proponent asks stockholders to recommend that the Company "improve the role and authority of the Human Resources and Compensation Committee," without explaining whether or how this statement relates to the Company's current practices or the intended future implementation of the Proposal. In no instance does the Proposal provide an explanation of what this phrase is intended to mean, nor any clear indication of the action sought by the Proposal.

First, it is not clear what actions the Company might be required to take to "improve" the "role" of the Company's Human Resources and Compensation Committee (the "**HRCC**"). The HRCC currently has a comprehensive and exclusive role in setting the Company's executive pay philosophy. As described in the Company's proxy statement for its 2016 annual meeting of stockholders (the "**2016 Proxy Statement**"), under the terms of the charter of the HRCC (the "**Charter**"), attached as **Exhibit B**, the HRCC "has responsibility for a broad range of overall strategic Company human resources programs, compensation, benefits, and equity plan issues." This comprehensive range of oversight includes the Company's executive pay philosophy; the Charter specifically states that the HRCC "seeks to assure that the Company's Chief Executive Officer ("**CEO**") and other individuals who are officers as determined under Rule 16a-1(f) of the 1934 Act...are compensated and motivated effectively in a manner consistent with...the compensation principles and strategies of the Company, and fiduciary and corporate responsibility, including internal equity considerations." The HRCC's direct role in considering how executive compensation relates to the Company's compensation principles and strategies, together with the fact that no other committee of the Company's board of directors is tasked with such a responsibility, demonstrates that the HRCC has a direct, comprehensive and exclusive role in setting, analyzing, and approving the Company's executive compensation philosophy. It is unclear under the Proposal how this role should be "improved."

It is similarly unclear how the Company might "improve" the "authority" of the HRCC. The HRCC's authority in the area of compensation and the Company's executive compensation philosophy is also comprehensive and exclusive – the HRCC is tasked with 21 specific responsibilities in the Charter, which are summarized in the 2016 Proxy Statement, including duties to "develop, review and approve the principles guiding the Company's executive compensation philosophies" and "review annually and approve the Company's compensation strategy to assure that the Company's Officers are rewarded appropriately for their contributions to the Company's growth and profitability, and that the executive compensation strategy supports Company objectives." As discussed further below in Section II(C), the HRCC also has the explicit authority to retain and consult with advisors (which should encompass the "experts and sources" referenced in the Proposal) –the Charter states that the HRCC "shall have the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, independent legal counsel and other advisor, with funding provided by the Company," and the Corporate Governance Guidelines (the "**Guidelines**") provide that each of the committees of the Company's board of directors "have the right at any time to retain and consult with independent financial, legal or other advisors, with funding provided by the Company." It is difficult to imagine what further authority or duties would need to be assigned to the HRCC to "improve" its "authority" in the area of the Company's executive compensation philosophy since the HRCC already has a broad and exclusive mandate. Indeed, the Supporting Statement seems to acknowledge this authority, as it quotes the following statement from the 2016 Proxy Statement: "The Committee has the authority to engage independent advisors to assist it in carrying out its responsibilities," and also states that "the Board and the Human Resources and Compensation Committee have the flexibility to select multiple independent experts or sources…."

Given the HRCC's current comprehensive role and authority in the area of the Company's executive compensation philosophy and the lack of clarity around what actions would be required to "improve" this role and authority, this Proposal is so inherently vague and indefinite that shareholders voting on it would be unable to ascertain with reasonable certainty what actions or policies the Company would be required to undertake if the Proposal were to be successful.

2. *The Proposal's Failure to Define "Include" Creates Multiple Plausible and Competing Interpretations of the Proposal.*

The Proposal is vague with respect to its subject matter because it asks the Company to "improve the role and authority of the Human Resources and Compensation Committee to *include* multiple independent experts or sources…" (emphasis added). The Proposal does not define "include" nor does it provide any explanatory language or clarifying context regarding the term's intended meaning. Indeed, there are several plausible interpretations of what was intended by the use of the phrase "include multiple independent experts or sources" (which, in any case, necessarily involves reading additional meaning beyond the plain language of the Proposal text). As a result, as in *Fuqua*, it is unclear what actions the Company should take if the Proposal were adopted and "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal."

As indicated above, the proposal to "include multiple independent experts or sources" could be read as a recommendation that the HRCC be given the authority to hire independent advisors. Under a similar interpretation, it could be a recommendation for the HRCC to actually retain additional independent advisors in its review of the Company's executive compensation philosophy and processes. Under either of these interpretations, the Company believes that the Proposal should also be excluded on the grounds of substantial implementation under Rule 14a-8(i)(10), as discussed further in Section II(C) below.

The Proposal might also be understood to recommend that the Board be required to appoint independent directors to the HRCC generally, especially in light of the word "include." In this case, the Company believes that the Proposal should also be excluded on the grounds of substantial implementation under Rule 14a-8(i)(10), as discussed further in Section II(C) below.

In the same vein, the Proposal also could be interpreted to recommend that the Board appoint either new independent directors or independent non-director experts or advisors to the HRCC. As discussed further below, the phrase "independent experts or sources" is also not defined and is unclear.[1]

Further given the vagueness of the term, it is possible that a stockholder may read the Proposal as requiring a course of action different from any of the interpretations outlined above. As there are multiple plausible interpretations of what actions the Company is being asked to undertake to "include" independent experts or sources, neither stockholders nor the Company will be able to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, we submit that the Proposal should be omitted in its entirely under Rule 14a-8(i)(3).

3. *The Proposal's Failure to Define "Independent Experts or Sources" Is Vague.*

The Proposal is also vague with respect to its subject matter because it fails to define the phrase "independent experts or sources", a critical element of the Proposal that the Company must understand to determine who or what the HRCC should "include" if the Proposal were to be successful.

The Proposal does not explain what characteristics, qualifications or experience an individual or resource must have to qualify as "independent" or as an "expert" or "source."

---

[1] To the extent the Proposal is read in this manner, the Company also believes it would have further grounds on which to exclude the Proposal, including under Rule 14a-8(i)(2) because its implementation would cause the Company to violate Delaware law.

Further, the Proposal does not provide any indication as to what is meant by a "source." A "source" could be an individual who is available to provide advice, or could be interpreted to mean a publication, study, report, blog, website or other written material. If the term "source" is intended to refer to individuals, however, it is not clear how those individuals should be distinguished from the "experts" referred to in the Proposal. The phrase is especially vague in light of the fact that the HRCC has already retained an independent advisor, Semler Brossy Consulting Group (the "**Compensation Consultant**") who consults with the HRCC and reviews the Company's executive compensation philosophy. Without further context, it is not clear how or whether the "independent experts or sources" referenced in the Proposal would differ from the Compensation Consultant. Even if the Proponent intended to define "independent experts or sources" by the non-exhaustive reference in the Supporting Statement to "independent scholars and think tanks," the Staff has concurred that a list of examples does not suffice to define a key term in a proposal. See, *e.g.*, *Cascade Financial Corp.* (Mar. 4, 2010) (concurring with the exclusion of a proposal requesting the board adopt a policy that the company eliminate all "non-essential expenditures" because the proposal was vague and indefinite when it did not define "non-essential expenditures" and instead offered a list of examples); *Bank of America Corp.* (Feb. 22, 2010) (concurring with the exclusion of a proposal that called for the creation of a board committee on "US Economic Security" because the proposal did not define the term "US Economic Security" and offered only an illustrative list of factors for the committee to review).

Given the Proposal's ambiguous reference to "independent experts or sources," the Company's implementation of the Proposal, were it to be successful, could have very different consequences than stockholders anticipated when voting on the Proposal. Therefore, it is our view that the Proposal should be omitted in its entirety in reliance on Rule 14a-8(i)(3).

B. The Proposal May Be Omitted in its Entirety in Reliance on Rule 14a-8(i)(3), Because Substantial Portions of the Supporting Statement Are Materially Misleading in Violation of Rule 14a-9.

As noted above, Rule 14a-8(i)(3) permits the exclusion of a stockholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff recognized in SLB 14B that the exclusion of all or a part of a proposal or supporting statement may be appropriate where, among other circumstances, the company demonstrates objectively that a factual statement is materially false or misleading. Since publication of SLB 14B, the Staff has allowed the exclusion of proposals, supporting statements, or portions of each thereof, on the basis that such proposals or supporting statements included materially false or misleading statements or statements that were irrelevant to the proposal at hand. See, e.g. *Burlington Northern Santa Fe Corp.* (Jan. 22, 2002); *Boise Cascade Corp.* (Jan. 23, 2001); *Entergy Corp.* (Feb. 14, 2007); *Energy East Corp.* (Feb. 12, 2007): *The Bear Stearns Cos. Inc.* (Jan. 30, 2007).

The Supporting Statement for this Proposal introduces materially misleading and incomplete information in violation of Rule 14a-9. These statements create improper implications regarding the independence of the HRCC and the Compensation Consultant, as well as the relationship between the Company's executive compensation philosophy and Company performance.

First, the Proponent improperly implies that the appointment of the Compensation Consultant resulted in a mismatch between CEO pay and Company performance. This implication is misleading for a number of reasons. The Proponent introduced no evidence supporting his argument that the alleged mismatch between CEO pay and Company performance was due to the appointment of the Compensation Consultant as the "one single consulting source." Further, the Proponent did not present any information regarding whether the Compensation Consultant actually advocated for an increase in the CEO's pay. Given that the Compensation Consultant's specific advice to the HRCC has not been disclosed to the general public, the Proponent's allegations appear to be spurious and born out of his own personal views and biases regarding compensation consultants and wage inequality.

Additionally, by alleging that the Company's pay practices are contributing to rising wage inequality and citing Thomas Piketty's argument that rising wage inequality is generally due to insider participation on the boards of certain large firms, the Proponent implies that the HRCC is comprised of Company insiders. However, neither Mr. Piketty nor the Proponent tie Mr. Piketty's arguments on insider board participation and rising wage inequality directly to the Company's current executive compensation practices or philosophy, nor to the independence of the HRCC or the Compensation Consultant. Indeed, the Proponent does not specifically state that there are any insiders on the HRCC, nor does the Proponent provide any evidence on whether the Compensation Consultant's independence was compromised. These allegations are especially misleading given that the HRCC is in fact composed entirely of independent non-employee directors (as discussed further in Section II(C) below) and the Compensation Consultant was determined to be independent in accordance with NASDAQ listing rules.

Further, the Proponent presents misleading evidence when asserting that there is a misalignment between the Company's executive compensation philosophy and Company performance. The Proponent implies that because CEO pay and Company stock price did not increase in a one-to-one linear relationship, the Company's executive compensation philosophy is misaligned and unduly influenced by insider participation on the HRCC. In doing so, the Proponent improperly conflates "Company performance" with "Company stock price" and "executive compensation philosophy" with short-term "CEO pay" in a materially misleading manner.

The Proponent's conflation of "Company stock price" and "Company performance" creates a misleading picture of overall Company performance. While company stock price is a common proxy for company performance, it is only one element of a company's overall financial performance. Therefore, any analysis of a company's performance based only on the company's stock price performance may misrepresent the company's future growth prospects. As a result, were the Proposal to be included in the 2017 Proxy Statement, investors would be exposed to an incomplete financial performance analysis that may improperly influence their attitudes towards the Company's overall management and operational decisions.

Moreover, the dollar value of CEO pay is only one element of the Company's executive compensation program, which also encompasses the types of compensation awarded (for example, the Company decided to award only performance-based equity awards in fiscal year 2015) and the principal objectives that underlie these compensation decisions. The Proponent's focus on the dollar value of the CEO's pay rather than the Company's compensation as a whole improperly impedes a thoughtful and holistic consideration of the Company's executive compensation philosophy and program.

Given that the Supporting Statement introduces misleading and incomplete information on the Company's performance and executive pay philosophy and practices, we respectfully submit that the inclusion of the Supporting Statement in the 2017 Proxy Statement would be in violation of Rule 14a-9. As a result, it is our view that the Proposal should be omitted in its entirety in reliance on Rule 14a-8(i)(3).

C. The Proposal May be Omitted In its Entirety in Reliance on Rule 14a-8(i)(10) Because Under Certain Interpretations of the Proposal, the Company has Already Substantially Implemented the Proposal.

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). In applying Rule 14a-8(i)(10), when a company can demonstrate that it already has taken actions to address the underlying concerns and essential objective of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., *Amazon.com, Inc.* (Mar. 3, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *Masco Corp.* (avail. Mar. 29, 1999); *The Gap, Inc.* (avail. Mar. 8, 1996).

A company need not implement a proposal in exactly the same manner set forth by the proponent. See Exchange Act Release No. 40018 at n.30 (May 21, 1998) and accompanying text. The Staff has granted no-action relief under Rule 14a-8(i)(10) when a company has satisfied the "essential objective" of a proposal, even if the company did not take the exact action requested by the proponent, did not implement the proposal in every detail, addressed aspects of implementation on which a proposal is silent or exercised discretion in determining how to implement the proposal.

As discussed above, the Company believes that the Proposal is so vague and indefinite so as to be misleading within the meaning of Rule 14a-9. However, the Company also believes that under certain of the several plausible interpretations (which, in any case, necessarily involves reading additional meaning beyond the plain language of the Proposal text), the Proposal has been substantially implemented and therefore, may properly be excluded under Rule 14a-8(i)(10).

1. *If the Proposal Aims to Ensure the HRCC Has the Authority to Hire Outside Advisors, then the Proposal Has Already Been Substantially Implemented.*

As discussed in Section II(A)(2) above, the Proposal could be read as a recommendation that the HRCC be given the authority to hire independent advisors. However, the HRCC already has the explicit authority to retain and consult with advisors (which should encompass the "experts and sources" referenced in the Proposal) – the Charter states that the HRCC "shall have the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, independent legal counsel and other advisor, with funding provided by the Company," and the Guidelines provide that each of the committees of the Company's board of directors "have the right at any time to retain and consult with independent financial, legal or other advisors, with funding provided by the Company." And as noted above, the Supporting Statement seems to acknowledge this authority, as it quotes the following statement from the Company's 2016 Proxy Statement: "The Committee has the authority to engage independent advisors to assist it in carrying out its responsibilities," and also states that "the Board and the Human Resources and Compensation Committee have the flexibility to select multiple independent experts or sources…."

Thus the HRCC already possesses the "role and authority" to retain any number of advisors, in its sole discretion, to advise it on matters related to the Company's executive compensation. Therefore, we respectfully submit that the Proposal, under this interpretation, has already been substantially implemented and may be omitted in its entirety in reliance on Rule 14a-8(i)(10).

2. *If the Proposal Aims to Ensure the HRCC Uses its Authority to Hire and Consult with Multiple Outside Advisors and Sources, then the Proposal Has Already Been Substantially Implemented.*

As discussed in Section II(A)(2) above, the Proposal could be read as a recommendation that the HRCC actually retain and consult multiple experts and sources to advise it on matters related to the Company's executive compensation philosophy. This too has already been substantially implemented, as the HRCC retains the Compensation Consultant and regularly consults with outside legal counsel. The HRCC also considers third-party data (including survey data from Radford and Equilar) in making compensation decisions. Further, HRCC members attend academic conferences related to executive compensation matters, at which they are able to be informed by the views of scholars and other compensation experts, review feedback from proxy advisors like Institutional Shareholder Services and Glass-Lewis and engage in stockholder outreach to obtain investor feedback.

Given that the HRCC already retains and consults multiple advisors and sources on matters related to the Company's executive compensation philosophy, the Proposal has also already be substantially implemented.

3. If the Proposal Seeks to Ensure that the HRCC Includes Multiple Independent Members, then the Proposal Has Already Been Substantially Implemented.

Another possible interpretation of the Proposal's essential objective is that the Board appoint independent directors who are qualified to advise on the Company's executive compensation matters to the HRCC generally.

The Charter states:

> The Committee shall consist of no fewer than two directors. Each member of the Committee shall (1) be a "non-employee director," as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), (2) be an "outside director," as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, (3) be independent as determined in accordance with NASDAQ rules; and (4) meet the requirements for compensation committee members under NASDAQ rules.

In accordance with the Charter and applicable stock exchange rules, the HRCC is comprised of three independent directors, Thomas J. Iannotti, the chairman of the HRCC, Xun Eric Chen and Alexander A. Karsner. All three members are highly qualified to serve on the HRCC, including fulfilling the HRCC's role with respect to the Company's executive compensation, and bring a variety of different experiences and viewpoints to the HRCC from their experience serving on public company boards, advising technology companies on leadership and executive compensation matters and working in public policy and government relations.

As a result, the Company believes that it has already substantially implemented the Proposal under this interpretation and the Proposal is therefore excludable under Rule 14a-8(i)(10).

III. CONCLUSION

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2017 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to contact me at (408) 563-0164. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,

Christina Y. Lai
Vice President, Corporate Legal Affairs

Enclosures

cc: Jing Zhao, via email at ***FISMA & OMB Memorandum M-07-16***
Sandra L. Flow, Cleary Gottlieb Steen & Hamilton LLP

Exhibit A

The Proposal

See attached.

FISMA & OMB Memorandum M-07-16

June 9, 2016

Thomas F. Larkins

Corporate Secretary

Applied Materials, Inc.

3225 Oakmead Village Drive, M/S 1241

P.O. Box 58039

Santa Clara CA 95052

Re: Stockholder Proposal on Executive Compensation Program Philosophy

Dear Mr. Larkins:

Enclosed please find my stockholder proposal for inclusion in our proxy materials for the 2017 annual meeting of stockholders and a letter confirming my Applied Materials shares. I will continuously hold these shares until the 2017 annual meeting.

We had a brief conversation at our 2106 meeting after I presented a proposal of my friend. I requested and received a copy of Bylaws but our Bylaws do not "contain specific requirements regarding a stockholder's ability ...to submit a proposal for consideration at an upcoming meeting" (2016 Notice of Annual Meeting and Proxy Statement, p.47). Furthermore, I would suggest that you should provide an email to receive communications from stockholders.

Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** or ***FISMA & OMB Memorandum M-07-16***

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: Stockholder proposal

Letter of shares

Stockholder Proposal on Executive Compensation Program Philosophy

Resolved: stockholders recommend that Applied Materials, Inc. (the Company) improve the role and authority of the Human Resources and Compensation Committee to include multiple independent experts or sources to review and advise our executive compensation program philosophy.

Supporting Statement

According to our 2016 Proxy Statement, "The Committee has the authority to engage independent advisors to assist it in carrying out its responsibilities. For fiscal 2015, the Committee engaged Semler Brossy Consulting Group as its independent executive compensation consultant" (p.23). As the result of choosing only one single consulting source, our CEO was awarded total compensation $10,319,469 in 2013, $16,425,005 in 2014 (59% increase), and $18,092,808 in 2015 (10% increase), while our stock price changed from $17.51 at the end of 2013 to $24.96 at the end of 2014 (42% increase) and to $18.67 at the end of 2015 (25% decrease) (p.32). This indicates that our executive compensation program philosophy "to motivate these individuals to achieve short-term and long-term goals that enhance stockholder value" and "to support our core value and culture" (p.21) failed.

As Professor Thomas Piketty stated, "there is absolutely no doubt that the increase of inequality in the United States contributed to the nation's financial instability." (*Capital in the Twenty-First Century*, The Belknap Press of Harvard University Press, 2014. p.297) "Let me return now to the cause of rising inequality in the United States. The increase was largely the result of an unprecedented increase in wage inequality and in particular the emergence of extremely high remunerations at the summit of the wage hierarchy, particularly among top managers of large firms."(p.298) "Because it is objectively difficult to measure individual contributions to a firm's output, top managers found it relatively easy to persuade boards and stockholders that they were worth the money, especially since the members of compensation committees were often chosen in a rather incestuous manner." (p.510)

For the purpose of this proposal, the Board and the Human Resources and Compensation Committee have the flexibility to select multiple independent experts or sources, including independent scholars and think tanks.

TD Ameritrade

06/09/2016

Jing Zhao

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Jing Zhao,

Thank you for allowing me to assist you today. As you requested, this letter confirms that you have continuously held long 150 shares of Applied Materials, Inc. (AMAT) since April 29, 2015, and currently still hold that position in this TD Ameritrade account.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chad Abel
Senior Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org , www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

200 S. 108th Ave,
Omaha, NE 68154

www.tdameritrade.com

JING ZHAO, Ph.D

FISMA & OMB Memorandum M-07-16

SAN FRANCISCO CA 941
10 JUN 2016 PM 7 T


FOREVER
USA

006

Thomas F. Larkins
Corporate Secretary
Applied Materials, Inc.
3225 Oakmead Village Drive, M/S 1241
P.O. Box 58039
Santa Clara CA 95052

Exhibit B

Charter of the Human Resources and Compensation Committee

See attached.

CHARTER OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS OF APPLIED MATERIALS, INC.

I. PURPOSE

The primary purpose of the Human Resources and Compensation Committee (the "Committee") is to direct the appropriate development of the human capabilities of Applied Materials, Inc. (the "Company"). The Company's Board of Directors (the "Board") and the Committee recognize that developing the capabilities of the Company's executives and employees is vital to the Company's ability to capitalize on its opportunities and increase long-term stockholder value. Accordingly, the Committee's most important goal is to oversee the Company's programs that foster executive and employee development and retention, with emphasis on leadership development, management capabilities and succession plans. In furtherance of its primary goal, the Committee also determines executive compensation and oversees significant employee benefits programs, policies and plans relating to the Company's executives and employees. As appropriate, the Committee's activities are reported to the full Board.

II. COMPOSITION

The Committee shall consist of no fewer than two directors. Each member of the Committee shall (1) be a "non-employee director," as defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "1934 Act"), (2) be an "outside director," as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, (3) be independent as determined in accordance with Nasdaq rules; and (4) meet the requirements for compensation committee members under Nasdaq rules. One member of the Committee shall be the Chair. Members of the Committee and its Chair shall be appointed and may be removed by the Board. Interlocking Committee memberships (e.g., company chief executive officers sitting on each other's compensation committees) shall be avoided. In the event any one of the appointed Committee members ceases to be a non-employee, outside and independent director, the Board will promptly select another non-employee, outside or independent director to serve on the Committee as a replacement.

III. RESPONSIBILITIES AND DUTIES

The Committee has responsibility for a broad range of overall strategic Company human resources programs, compensation, benefits, and equity plan issues. The Committee evaluates, oversees, administers, reviews and/or approves the Company's primary strategies for executive and employee development and retention, with emphasis on leadership development, management capabilities and succession plans. The Committee seeks to assure that the Company's Chief Executive Officer ("CEO") and other individuals who are officers as determined under Rule 16a-1(f) of the 1934 Act ("Officers") are compensated and motivated effectively in a manner consistent with competitive practices/trends, the requirements of appropriate regulatory bodies, the compensation principles and strategies of the Company, and fiduciary and corporate responsibility, including internal equity considerations.

In carrying out the purposes set forth above, the Committee shall:

- Review regularly and approve the Company's programs for executive development, including performance and skills evaluation, and succession planning.

- Develop, review and approve the principles guiding the Company's executive compensation philosophies.

- Review annually and approve the Company's compensation strategy to assure that the Company's Officers are rewarded appropriately for their contributions to the Company's growth and profitability, and that the executive compensation strategy supports Company objectives.

- Review and determine the compensation of the Company's Officers and such other employees as the Committee determines to be appropriate.

- Determine the CEO's salary, bonus and other incentive and equity compensation and, in connection with such determination, periodically review and approve the goals and objectives assigned to the CEO and evaluate the CEO's performance in light of these goals and objectives.

- Assure that the Senior Executive Bonus Plan is administered in a manner consistent with the Company's compensation principles and strategies and the plan's terms as to the following:

    - Participation
    - Target annual incentive awards
    - Performance goals
    - Actual awards paid to plan participants

- Adopt, amend and/or terminate and oversee the administration of all equity-related incentive plans, bonus plans in which the Company's Officers participate and such other bonus plans as the Committee determines to be appropriate.

- Review and approve any employment, severance and/or change in control arrangements for the Company's Officers and such other employees as the Committee determines to be appropriate.

- Review and approve the compensation of members of the Board, as the Committee determines to be appropriate.

- Review matters relating to executive management succession and executive organization development.

- Adopt, amend and/or terminate and oversee the administration of the Company's major retirement and deferred compensation programs and such other benefits programs as the Committee determines to be appropriate.

- Review and consider compensation policies and/or practices as they relate to risk management practices and/or incentives that enhance risk-taking, as the Committee determines to be appropriate.

- Adopt, amend and/or terminate and oversee clawback policies and/or practices as the Committee determines to be necessary or appropriate.

- Consider the voting results of any say-on-pay or similar stockholder proposals.

- Review and approve the Company's peer companies for purposes of evaluating executive compensation.

- In conjunction with the Corporate Governance and Nominating Committee, review the stock holdings of non-employee directors and certain Officers relative to the Company's stock ownership guidelines.

- Prepare periodic reports for the Board regarding the above items, as appropriate.

- Review and consult with the Company's management regarding the "Compensation Discussion and Analysis" disclosure that is prepared pursuant to Securities and Exchange Commission ("SEC") rules, and based on such review, recommend to the Board whether such disclosure should be included in the Company's annual report or proxy statement for each annual meeting.

- Prepare a report of the Committee to be included in the Company's proxy statement for each annual meeting in accordance with SEC rules.

- Review and reassess the adequacy of this Charter at least annually, recommend to the Board appropriate changes to the Charter, and assure that the Charter is either (i) posted on the Company's website or (ii) included as an appendix to the annual stockholders' meeting proxy statement at least once every three (3) years, or promptly after any significant amendment to the Charter.

- Perform such other duties as may be requested or delegated to the Committee by the Board from time to time.

The Committee shall have the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, independent legal counsel and other advisor, with funding provided by the Company. The Committee shall be directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, independent legal counsel and other advisor retained by the Committee. The Committee shall review and assess the independence of its compensation consultant, legal counsel and other advisors in accordance with, and taking into consideration the factors set forth in, Rule 10C-1(b)(4) of the 1934 Act and Nasdaq rules.

The Committee shall have the authority to delegate any of its responsibilities to subcommittees, other members of the Board or employees of the Company, as the Committee in its sole discretion may deem appropriate.

IV. MEETINGS

The Committee shall meet at least annually or more frequently as appropriate.

Committee meetings generally will be held in conjunction with Board meetings. Special meetings of the Committee (in person or telephonic) may be called by the Board Chair or by any Committee member.

The Committee shall have the authority to invite members of the Company's management to attend Committee meetings, as it deems appropriate. However, the CEO shall not be present during voting or deliberations on his or her compensation.
The Committee shall also have the authority to invite its compensation consultant, independent legal counsel and other advisor to attend Committee meetings, as it deems appropriate.